UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated January 10, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: January 11, 2008		Senior Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated January 10, 2008

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EXHIBIT 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

Investor Contact:
Integrated Corporate Relations
Allison Malkin/Jane Thorn Leeson
(203) 682-8225/ (203) 682-8276

BIRKS & MAYORS INC. REPORTS HOLIDAY SALES RESULTS AND LOWERS FULL YEAR GUIDANCE

Montreal, Quebec – (January 10, 2008) – Birks & Mayors Inc. (AMEX: BMJ) (the “Company”) announced today that net sales increased 5.7% to $96.8 million during the fiscal 2008 holiday season, the period from November 4, 2007 through December 29, 2007. This compares to net sales of $91.6 million during last year’s holiday season, the period from November 5, 2006 through December 30, 2006. This increase was primarily driven by the opening of two new stores in the U.S., the addition of two stores in Canada associated with the Brinkhaus acquisition and the translation of Canadian sales at higher rates, offset by a comparable store sales decrease of 7% (stores open in the same period in both the current and prior year and at constant exchange rates) during this year’s holiday season. The decrease in comparable store sales was driven by a 5% decrease in comparable store sales in the Company’s Canadian market, while comparable store sales in the Company’s U.S. market decreased by 10% from the prior year. These decreases were primarily the result of decreased store traffic experienced in both the Canadian and U.S. markets during the holiday period.

Thomas A. Andruskevich, President and Chief Executive Officer commented, “We were disappointed with our holiday sales results. While net sales increased during our fiscal 2008 holiday season, comparable store sales were below our expectations driven by declines in store traffic patterns that worsened as the holiday season progressed. We continue to operate in a challenging economic environment and will continue to operate the business in a manner consistent with these conditions.”

Business Outlook

The Company indicated that in light of these holiday sales results and its outlook for the fourth quarter of fiscal 2008, it is lowering its full year guidance for sales and earnings before taxes. The Company currently expects net sales to increase in the mid single digit range and anticipates achieving profitability for the fiscal 2008 year, however earnings before income taxes are expected to be significantly below the prior fiscal year.

About Birks & Mayors Inc.

The Company is a leading operator of 71 luxury jewelry stores in the United States and Canada. As of December 29, 2007, the Company operated 38 Birks stores (Birks brand) across most major metropolitan markets in Canada and 31 stores (Mayors brand) across Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning expectations for strong sales, success of the Company’s merchandising, marketing and retail initiatives, and continued growth. Actual results might differ materially from those projected in

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the forward-looking statements as they are subject to various risks and uncertainties. These risks and uncertainties include the Company’s ability to maintain strong sales throughout the remainder of the fiscal year, the ability of the Company to maintain strong growth and profitability, the Company’s ability to keep costs low, the Company’s ability to implement its business strategy, the Company’s ability to maintain relationships with its primary vendors, the Company’s ability to limit its exposure to currency exchange risk and fluctuations in the availability and prices of the Company’s merchandise, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2007. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

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